FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	January 25, 2005	WRITER'S DIRECT LINE 414.297.5553 pjones@foley.com Email
VIA FACSIMILE		CLIENT/MATTER NUMBER 076981-0106

Ms. Abby Adams
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
Washington, DC 20549

Re:	Total Logistics, Inc. Schedule 14D-9C filed January 5, 2005, Schedule 14D-9 filed January 7, 2005

Dear Ms. Adams:

        On behalf of our client, Total Logistics, Inc., a Wisconsin corporation (the “Company”), set forth in this letter are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 19, 2005, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

        Enclosed please find three copies of Amendment No. 1 to the Schedule 14D-9 (the “Amendment”), which was filed today via EDGAR with the Commission. In addition, please find the written statement of the Company requested by the Staff in the Comment Letter.

Schedule 14D-9C, filed January 5, 2005 (Press Release)

        1.    We note your references to forward-looking statements in the press release filed as an exhibit to this document. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any communications relating to this tender offer.

        The Company notes the Staff’s comment and will not refer to the safe harbor provisions in any future communications relating to the tender offer.

BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK	ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C. WEST PALM BEACH

Ms. Abby Adams
January 25, 2005

Schedule 14D-9

        Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 1

        2.     Providing the information required by Rule 14f-1 as an annex to the Schedule 14D-9 does not satisfy your filing requirementunder that Rule. Please file the information statement as a separate document in EDGAR.

        The Company has filed the information statement required by Rule 14f-1 as Exhibit (e)(3) to the Amendment.

        Item 4. The Solicitation or Recommendation, page 3
       Reasons for the Determination, page 5

        3.     Please provide us a copy of any board books or presentations provided to the board by the financial advisor.

        Under separate cover, the Company has provided to the Staff on a supplemental basis a copy of the board book provided by the Company’s financial advisor to the Company’s board of directors on January 4, 2005.

        4.     What consideration has been given to describing the analyses and conclusions of the financial advisor in more detail,particularly in light of recent case law? We note that the opinion is a material factor considered by the board in its determinationand it may be helpful for investors to consider the analysis in more detail.

        The Company has revised Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” of the Schedule 14D-9 in response to the Staff’s comment.

        5.    Revise to disclose all material factors considered by the board in reaching its fairness determination. In addition, please expand the factors to explain how they support the decision to approve the transaction. Vague statements of topics, such as “the current and historical financial condition, results of operations, business and prospects of the Company” in factor (ii), are not sufficient. Instead, briefly explain what the board analyzed in relation to the company’s financial condition, its prospects, etc., and how this information contributed to the board’s decision to recommend the offer. Please note the following additional examples:

•	revise factor (i) to specify the terms and conditions that the board considered and what it concluded about those provisionsof the offer;
•	expand factor (iv) to describe all of the strategic alternatives and business opportunities considered and the reasons fortheir rejection, including the specific risks and prospects associated with each of them; and
•	revise factor (vii) to disclose the specific historical trading prices considered.

Ms. Abby Adams
January 25, 2005

        The Company has revised Subsection (c) of Item 4 “The Solicitation or Recommendation—Reasons for the Determination” of the Schedule 14D-9 in response to the Staff’s comment.

        6.    We note that you provided the financial advisor with projections. Did you provide these projections to Supervalu? What consideration have you given to disclosing the projections?

        The Company did not provide the projections to SUPERVALU. The projections were provided solely to the Company’s financial advisor on a strictly confidential basis. The projections included non-public, competitively sensitive information and were based on management’s good faith estimates and assumptions with respect to various factors that may affect the results of the Company’s operations over a number of years. The Company respectfully submits that, due to their nature and sensitivity, disclosing such projections could be misleading to shareholders and the public without providing any meaningful benefit.

        7.     Revise to clarify that the financial advisor has consented to the use of its opinion in connection with the Schedule 14D-9.

        The Company has revised Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” of the Schedule 14D-9 in response to the Staff’s comment.

* * *

        If the Staff has any questions with respect to the foregoing, it should contact the undersigned at (414) 297-5553.

Very truly yours,
/s/ Paul J. Jones
Paul J. Jones

Enclosures

cc:	William T. Donovan John Buono Total Logistics, Inc. Benjamin F. Garmer, III Mark T. Plichta Foley &Lardner LLP